

13030746

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53508

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Indian Harbor, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One River Road
(No. and Street)

Cos Cob	CT	06807-2755
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen McMenamin 203-862-0400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

850 Canal Street, 4th Floor	Stamford	CT	06902
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen McMenamin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Indian Harbor, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Representative

Title

Notary Public

Laura Barrow
Notary Public - Connecticut
My Commission Expires
April 30, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDIAN HARBOR, LLC

Statement of Financial Condition
December 31, 2012

Filed as PUBLIC information pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934.

Contents



Independent Auditor's Report

To the Members
Indian Harbor, LLC
Greenwich, Connecticut

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Indian Harbor, LLC (the Company) as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Indian Harbor, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

Stamford, Connecticut
February 27, 2013

INDIAN HARBOR, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2012

Assets		
Cash and cash equivalents	$	2,161,019
Fees receivable		119,751
Equipment and leasehold improvements - net of depreciation and amortization of $824,575		74,706
Other assets		136,427
Total assets	$	2,491,903
Liabilities and Members' Equity		
Compensation payable to members		83,673
Accrued commissions payable		40,151
Other accrued expenses		105,236
Total liabilities		229,060
Members' equity		2,262,843
Total liabilities and members' equity	$	2,491,903

See Notes to Statement of Financial Condition.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Indian Harbor, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's primary activity is to raise capital for private investment entities, one of which is affiliated with one of the Company's members (see Note 2). Its revenue is derived from placement fees and a share of continuing management and performance fees earned by the investment manager. The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC, and accordingly, is exempt from the remaining provisions of that rule including the requirement to make the reserve computations under Rule 15c3-3.

A summary of the Company's significant accounting policies follows:

Basis of presentation: These financial statement was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash equivalents: Cash equivalents include highly liquid investments which are readily convertible into cash.

Fees receivable and allowance for doubtful accounts: Fees receivable are due from the Company's major client under normal trade terms. Management reviews fees receivable periodically to determine whether receivables will potentially be uncollectible.

Equipment and leasehold improvements: Equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the life of the lease.

Equipment	3-6 years
Furniture	5 years
Software	3 years
Leasehold improvements	5 years

Note 2. Concentrations and Related Party Transactions

The managing member and majority owner of the Company's major client is also a member of the Company. The major client accounted for 98% of total revenues earned during 2012 and 100% of fees receivable as of December 31, 2012.

Substantially all of the Company's cash is held in accounts at a major commercial bank. The Company believes it is not exposed to any significant credit risk.

Note 3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain net capital, as defined, equal to $250,000. Under certain circumstances, equity capital may not be withdrawn. At December 31, 2012, the Company had net capital of $2,051,710, which was $1,801,710 in excess of its required net capital of $250,000.

Note 4. Leasing Arrangements

The Company leases office space from a related company at rates which the Company believes are fair market rental rates. The Company is obligated under a non-cancelable operating lease, with this related party, for office space expiring April 30, 2013. Total rent expense for 2012 was $221,518.

In connection with the lease mentioned in the preceding paragraph, the Company subleased a portion of the office space to another related party. This lease expires on April 30, 2013. Total rent income for 2012 was $106,500.

Information with respect to the rent to be received/paid under the leases described above is summarized as follows:

Period Ending April 30,	Rents to be Received	Lease Obligation
2013	$ 30,254	$ 78,344

Note 5. Employee Benefit Plan

The Company maintains a defined contribution 401 (k) Retirement Savings and Profit Sharing Plan which covers substantially all eligible employees, wherein employees may contribute a percentage of their compensation subject to Internal Revenue Code limits. The Company may make discretionary profit sharing contributions to the Plan. The Company's discretionary profit sharing contribution for 2012 was $32,996.

Note 6. Equipment and Leasehold Improvements

Details of equipment and leasehold improvements at December 31, 2012 are as follows:

Equipment	$ 212,002
Furniture	253,649
Software	21,500
Leasehold improvements	412,130
	899,281
Less accumulated depreciation and amortization	(824,575)
	$ 74,706

Note 7. Income Taxes

As a limited liability company, each member is responsible for reporting income or loss based upon the member's respective share of the Company's revenues and expenses and accordingly, no provision for income taxes has been made in the accompanying financial statements.

The Financial Accounting Standards Board (FASB) provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year on the tax returns of the individual members. With few exceptions, the Company is no longer subject to U.S. Federal or state and local tax examinations by tax authorities for years before 2009. As of December 31, 2012, management has determined that there are no material uncertain income tax positions.

Note 8. Subsequent Events

The Company has evaluated subsequent events through the date at which these financial statements were available to be issued on February 27, 2013, and determined that there have not been any events that have occurred that would require adjustments to or disclosure in the financial statements.

INDIAN HARBOR, LLC

Schedule of Assessment and Payments General
Assessment Reconciliation (Form SIPC-7)
December 31, 2012



Independent Accountants' Report

February 27, 2013

To the Members
Indian Harbor, LLC
Greenwich, Connecticut

Attention: Mr. Stephen McMenamin, Managing Member

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Indian Harbor LLC (the "Company"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc, and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey LLP

February 27, 2013
Stamford, Connecticut

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington D.C. 20090-2185
202-371-8300

SIPC-7 (33-REV 7/10)

General Assessment Reconciliation

For the fiscal year ended December 31, 2012

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-53508 FINRA Dec-12
Indian Harbor, LLC
One River Road
Cos Cob CT 06840

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Stephen McMenamin (203) 862-0400

2. A. General assessment (item 2e from page 2) $ 12,269

B. Less payment made with SIPC-6 filed (exclude interest) (6,980)

7/30/2012
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 5,289

E. Interest computed on late payment (see instructions E) for ______ days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,289

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5,289

H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represented thereby that all information contained herein is true, correct and complete.

Indian Harbor, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Member
(Title)

Dated the 25 day of February, 20 13.

This form is the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less that 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2012 and ending December 31, 2012
Eliminate cents

Item No.		Amount
2a.	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,030,836
2b.	Additions:	
	(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
	(2) Net loss from principal transactions in securities in trading accounts.	-
	(3) Net loss from principal transactions in commodities in trading accounts.	-
	(4) Interest and dividend expense deducted in determining item 2a.	-
	(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
	(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
	(7) Net loss from securities in investment accounts.	-
	Total additions	-
2c.	Deductions:	
	(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	-
	(2) Revenues from commodity transactions.	-
	(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	16,667
	(4) Reimbursements for postage in connection with proxy solicitation.	-
	(5) Net gain from securities in investment accounts.	-
	(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
	(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
	(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
	Sublease Rental Income	106,500
	(9) (i) Total interest and dividend expense (FOCUS Line 22/Part IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -	
	(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -	
	Enter the greater of line (i) or (ii)	-
	Total deductions	123,167
2d.	SIPC Net Operating Revenue	$ 4,907,669
2e.	General Assessment @ .0025	$ 12,269

(to page 1, line 2.A.)